UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 001-15042




                            DIALOG SEMICONDUCTOR PLC
             (Exact name of registrant as specified in its charter)

NEUE STRASSE 95 73230 KIRCHHEIM/TECK-NABERN, GERMANY, +49 7021 805 - 0 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ORDINARY SHARES OF GBP 0.10 PER SHARE REPRESENTED BY AMERICAN
DEPOSITARY SHARES
(Title of each class of securities covered by this Form)

                              NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     0               Rule 12h-3(b)(1)(i)     0
Rule 12g-4(a)(1)(ii)    0               Rule 12h-3(b)(1)(ii)    0
Rule 12g-4(a)(2)(i)     X               Rule 12h-3(b)(2)(i)     X
Rule 12g-4(a)(2)(ii)    0               Rule 12h-3(b)(2)(ii)    0
                                        Rule 15d-6              0


    Approximate number of holders of record as of the certification or notice date: 272 US HOLDERS

    Pursuant to the requirements of the Securities Exchange Act of 1934 Dialog Semiconductor PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2006          By: /s/Jalal Bagherli

                                       Jalal Bagherli
                                       Chief Executive Officer


    Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)            Persons who are to respond to the
                            collection of information contained in
                            this form are not required to respond
                            unless the form displays a currently valid
                            OMB control number.